Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Willis Lease Finance Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-15343, 333-48258, 333-63830, 333-109140) on Form S-8 of Willis Lease Finance Corporation and subsidiaries of our reports dated March 12, 2012, with respect to the consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and related financial statement schedules I and II, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Willis Lease Finance Corporation.

/s/ KPMG LLP
San Francisco, California
March 12, 2012